Exhibit 99.1

SCHMID Group N.V. secures a Two-Tranche Convertible Term Loan Facility from Lender Consortium for up to EUR 10 million

Freudenstadt, Germany, December 17, 2025– SCHMID Group N.V. (NASDAQ: SHMD) (the "Company"), a global leader in providing solutions to the high-tech electronics, photovoltaics, glass, and energy systems industries, announced today that it signed an agreement for a secured two-tranche term loan facility for up to €10,000,000 with Black Forest Special Situations I, a vehicle established in the Cayman Islands (the "Lender"). The term loan facility includes an optional equity conversion right of the Lender to convert the loan amounts into shares of SCHMID Group N.V. at a fixed share price of USD 2.15 per share. The loan facility is also secured by a private pledge by the Company's Majority Shareholders Christian Schmid and Anette Schmid. Additionally, the Company raised €200,000 separately, as part of the same overarching realignment of the Company's financial structure, in a related party loan. The investors for these two capital raises include the Company’s Chairman, members of the Board of Directors, its new incoming Chief Financial Officer (CFO), the Company's Majority Shareholders and external financial investors.

While the term loan facility comprises commitments of up to €10 million, it is to be drawn down in two tranches with the first tranche totaling €2,500,000, which is expected to be drawn down by the Company on December 18, 2025. The second tranche is expected to be drawn down early in the year 2026. The proceeds of the convertible term loan will be used to strengthen the working capital position of the Company, enabling the conversion of its strong order intake into revenues. This financing also underscores the Company's board of directors’ and management's commitment to optimizing the Company's capital structure to enable it to capitalize on near and medium term opportunities.

The Company also announced the appointment of a new Chief Financial Officer of SCHMID Group N.V., Arthur Schuetz, who has been appointed by the board of directors of the Company to join the Company as of January 1, 2026. Julia Natterer, current CFO of SCHMID Group N.V., will hand over all roles in SCHMID Group N.V. to Mr. Schuetz, remain chief financial officer of Gebr. Schmid GmbH and concentrate on the Company's daily business.

Mr. Schuetz has more than 20 years of investment banking experience in Europe and Asia, leading equity and debt capital fundraisings, including into the US markets. His experience also includes the shepherding of complex cross-border M&A transactions. He is expected to bring significant strategic insight and capital markets experience to SCHMID.

“Securing this convertible term loan with the backing of our Board, Arthur Schuetz, the Schmid family, and external investors is a strong endorsement of SCHMID’s potential,” said Professor Sir Ralf Speth, Chairman of the Board. “We look forward to Arthur joining the team and to working closely with him and our partners to optimize the company’s financing and to evaluating and implementing high quality strategic initiatives."

“Having followed SCHMID for some years, I am very pleased to have the opportunity to join SCHMID and to work alongside such an experienced and dedicated Board, the Schmid family, and our external investors,” said Arthur Schuetz. “I look forward to contributing my expertise as a former investment banker in strategic finance to help the company strengthen its balance sheet, optimize its working capital, and create long-term value for all stakeholders.”

Forward-looking Statements

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements can include statements regarding our financial outlook for 2025, our expectations with respect to future performance and the anticipated timing of certain commercial or financing activities. There are a significant number of factors that could cause actual results to differ materially from the statements made in this press release, including: geopolitical events, conflicts or wars, including trade wars, macroeconomic trends including changes in inflation or interest rates, or other events beyond our control on the overall economy, our business and those of our customers and suppliers, including due to supply chain disruptions and expense increases; our limited operating history as a public company; our current dependence on sales to a limited number of customers for most of our revenues; supply chain interruptions and expense increases; unexpected delays in new product introductions; our ability to expand our operations and market share in Europe and the U.S.; the effects of competition; and the risk that our technology could have undetected defects or errors. Additional risks and uncertainties that could affect our financial results are included under “Item 3. Key Information – 3.D. Risk Factors” in our annual report on Form 20-F filed with the SEC on May 15, 2024, which is available on the SEC’s website at www.sec.gov. Additional information will also be set forth in other filings that we make with the SEC from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by applicable law.

About The SCHMID Group

The SCHMID Group is a world-leading global solutions provider for the high-tech electronic, photovoltaics, glass, and energy systems industries, with its headquarters based in Freudenstadt, Germany. Founded in 1864, today it employs more than 800 staff members worldwide, and has technology centers and manufacturing sites in multiple locations including Germany and China, in addition to several sales and service locations globally. The Group focuses on developing customized equipment and process solutions for multiple industries including electronics, renewables, and energy storage. Our system and process solutions for the manufacture of substrates, printed circuit boards and other electrical components ensure the highest technology levels, high yields with low production costs, maximized efficiency, quality, and sustainability in green production processes.

Learn more at www.schmid-group.com